

08033057



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-   32815

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____10/01/2007_____ AND ENDING_____09/30/2008_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERNARDI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 W. ADAMS, SUITE 1900
                                        (No. and Street)

CHICAGO   IL   60603-4109
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC BEDERMAN   (312) 726-7324
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PASQUESI SHEPPARD LLC
                        (Name – if individual, state last, first, middle name)

585 BANK LANE   LAKE FOREST   IL   60045
(Address)   (City)   (State)   (Zip Code)

PROCESSED

Mail Proc Section

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

NOV 20 2008

THOMSON REUTERS

NOV 17 2008

Washington, DC
101

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, RONALD P. BERNARDI , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BERNARDI SECURITIES, INC. , as of SEPTEMBER 30 , 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
                                                         Signature

_____
                          PRESIDENT
                          Title

_____
Notary Public

> OFFICIAL SEAL
> ERIC A BEDERMAN
> NOTARY PUBLIC - STATE OF ILLINOIS
> MY COMMISSION EXPIRES:12/14/09

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BERNARDI SECURITIES, INC. AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

(FILED PURSUANT TO RULE17a-5(d) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

TOGETHER WITH AUDITORS' REPORT



PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS OF
BERNARDI SECURITIES, INC.

We have audited the accompanying consolidated Statement of Financial Condition of BERNARDI SECURITIES, INC. AND SUBSIDIARY as of September 30, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated Statement of Financial Condition, referred to above, presents fairly, in all material respects, the financial position of BERNARDI SECURITIES, INC. AND SUBSIDIARY as of September 30, 2008, in conformity with U.S. generally accepted accounting principles.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

November 3, 2008

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 254,036
Interest receivable		105,978
Securities		14,599,341
Clearing fund deposit		100,000
Prepaid assets		40,160
Other current assets		333,607
Total current assets		$ 15,433,122
PROPERTY AND EQUIPMENT:		
Office equipment	$ 305,775	
Furniture and fixtures	102,763	
	$ 408,538	
Less — Accumulated depreciation	(395,622)	12,916
Total assets		$ 15,446,038

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Due to clearing organization		$ 11,620,692
Income taxes payable		27,420
Accrued compensation		843,629
Other accrued liabilities		84,652
Total current liabilities		$ 12,576,393
SHAREHOLDERS' EQUITY:		
Common stock, no par value; 2,000 shares authorized,		
1,119 shares issued and outstanding	$ 239,256	
Paid in capital	145,206	
Retained earnings	2,485,183	2,869,645
Total liabilities and shareholders' equity		$ 15,446,038

The accompanying notes are an integral part of this financial statement.

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(1) DESCRIPTION OF THE COMPANY:

Bernardi Securities, Inc. (the Company) is an Illinois corporation that is a registered securities broker-dealer, dealing primarily in state and municipal securities.

(2) ACCOUNTING POLICIES AND PRACTICES:

The following is a summary of the major accounting policies and practices of the Company which affect significant elements of the accompanying financial statement:

Consolidation Policy –

The accompanying consolidated Statement of Financial Condition includes the accounts of the Company and its wholly owned subsidiary, Bernardi Asset Management, LLC. Inter-company transactions and balances have been eliminated in the consolidation.

Cash and Cash Equivalents –

The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Financial Instruments –

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts which at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk on cash.

Income Recognition –

Securities transactions and the related revenue and expense are recorded on the settlement date.

___

Property and Equipment –

Property and equipment are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using straight-line and accelerated methods. The estimated useful lives used are as follows:

Asset Description	Asset Life
Office equipment	5 – 7 years
Furniture and fixtures	7 years

Use of Estimates in Preparation of the Financial Statement –

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(3)　SECURITIES:

The Company offers state, municipal, U.S. Government, and corporate securities. At September 30, 2008, these securities were classified as available for sale and are reported at fair value, with the unrealized gains and losses included in principal transactions. Costs are determined on a specific identification basis for determining realized gains or losses. At September 30, 2008 these securities had a fair value of $14,599,341, with cost of $14,464,928 and an unrealized loss of $134,413.

(4)　CHANGES IN COMMON STOCK AND PAID IN CAPITAL:

	Number of Shares	Common Stock	Paid-in Capital
Balance as of September 30, 2007	1,104	$ 236,049	$ 90,962
Stock issued	15	3,207	54,244
Balance as of September 30, 2008	1,119	$ 239,256	$ 145,206

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(5)   LEASE COMMITMENTS:

The Company leases office and storage facilities for its corporate offices under an operating lease. The lease expires in July 2011 and it has an option for an additional five years. In addition to base rent, the Company is required to make monthly installments for their proportionate share of operating expenses and real estate taxes.

The Company also leases a facility in Fairview Heights, Illinois, from a related party under an operating lease, expiring on January 1 of each year. The lease will automatically renew for one year upon the expiration date unless the Company provides a written termination notice to the lessor. The lease also has a provision for a yearly escalation of three percent each February.

The future minimum rental commitments as of September 30, 2008 including estimated operating expenses and real estate taxes are as follows:

Year Ending September 30	Amount
2009	$ 170,250
2010	174,750
2011	148,750
	$ 493,750

(6)   RETIREMENT PLAN:

The Company maintains a defined contribution profit sharing plan with a 401(k) feature which permits pre-tax employee contributions. The plan covers all full-time employees who have met the minimum hours and service as required by the plan. Employer contributions to the plan are at the discretion of the Board of Directors. However, this discretion is subject to a minimum funding requirement of three percent of eligible participants' wages.

(7)   FINANCING ARRANGEMENT WITH LESSOR:

The Company has a $19,500 letter of credit that is used as a security deposit and allows the Company's lessor to take draws in connection with obligations under the office lease. The letter of credit is for one year and expires July 2009.

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(8)   FINANCING AGREEMENT WITH CLEARING ORGANIZATION:

Among other items contained in the clearing agreement between the Company and Pershing LLC (Pershing), the Company has a financing agreement whereby Pershing will provide financing to the Company in order to purchase securities from Pershing. The interest rate charged on this financing is the federal funds rate plus 125 basis points. Pershing uses the inventory as collateral for the financing with the amount financed limited by the inventory and the Company's net capital requirements. Based upon the Company's inventory of securities and its net capital, the maximum amount available, for purchasing securities from Pershing would be approximately $23,500,000 as of September 30, 2008.

(9)   NET CAPITAL REQUIREMENTS:

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $250,000 or six and two-thirds percent of aggregate indebtedness, whichever is greater, as these terms are defined. The net capital rule may effectively restrict the payment of cash dividends.

Net capital changes from day to day, but as of September 30, 2008, the Company had net capital and net capital requirements of approximately $1,978,000 and $250,000, respectively, leaving excess net capital of $1,728,000. The percentage of aggregate indebtedness to net capital as of September 30, 2008 was 48 percent. These amounts are not materially different from the unaudited amounts submitted in the Focus Report for the period ended September 30, 2008. The Securities and Exchange Commission Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 1,500 percent. Under this rule, the Company could borrow up to $29,630,000 as of September 30, 2008.

(10)   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. An estimate of the possible loss cannot be made based upon the quantity and size of all transactions.

